SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                             Cabot Industrial Trust
                            (Name of Subject Company)

                             Cabot Industrial Trust
                      (Name of Person(s) Filing Statement)

         Common Shares of Beneficial Interest, $.01 par value per share
             (including the related preferred share purchase rights)
                         (Title of Class of Securities)

                                    127072106
                      (CUSIP Number of Class of Securities)

                                  Neil Waisnor
                             Cabot Industrial Trust
                           Two Center Plaza, Suite 200
                           Boston, Massachusetts 02108
                                 (617) 723-0900
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                 With copies to:

                              Edward J. Schneidman
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                             Chicago, Illinois 60603
                                 (312) 782-0600

[ x] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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CABOT                                               Memorandum
----------
INDUSTRIAL






        To:     Employees of Cabot Industrial Trust and Cabot Advisors

      From:     Ferdinand Colloredo-Mansfeld


        cc:     file

      Date:     October 29, 2001

   Subject:     Sale of Cabot Industrial Trust to CalWest Industrial
                Properties, LLC
--------------------------------------------------------------------------------

Today we announced that Cabot Industrial Trust (the "Company") has accepted an offer and entered into an agreement to sell the Company to CalWest Industrial Properties, LLC ("CalWest") as partnership between CalPERS and RREEF. RREEF expects to hire many Cabot employees and retain the Company's Boston office as its new regional office. CalWest intends to purchase the Company with cash pursuant to a tender offer for all of the outstanding common shares of the Company at a purchase price equal to $24.00 per share.

Cabot, with all of its current employees, will be fully responsible for continuing operations until the closing of the transaction. Following the closing of the merger, RREEF, as the advisor to and portfolio manager of CalWest, will then assume the management of the assets of the Company.

The cash tender will commence by November 5 and our expectation is that the closing of the tender offer and merger will occur by year-end.

An employee group led by Franz Colloredo-Mansfeld will form a new company, which will carry on the business of Cabot Advisors.

This memo provides information concerning: 1) future employment opportunities;
2) change of control severance benefits; 3) RREEF's hiring process; and 4) restructuring of Cabot Advisors.





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Sale of Cabot Industrial Trust
October 29, 2001
Page 2









What Opportunities Exist for Employees
--------------------------------------

RREEF is a large Chicago-based real estate investment advisor with $15 billion of assets under management and offices throughout the United States. In connection with the merger transaction, RREEF is interested in hiring many people in the following areas: accounting, MIS, regional property management, asset management, lease administration, administrative support and national marketing. Employees who are terminated as a result of the merger and are not offered employment by RREEF will be eligible for severance payments under the terms of Cabot's Severance Pay Plan.

Severance Benefits
------------------

Under Cabot's Severance Pay Plan employees are eligible for a cash severance payment based upon position and length of tenure with Cabot. Employees who are offered jobs by RREEF will not be eligible to receive severance benefits unless following the closing of the merger and for three years thereafter, their new responsibilities are not comparable to their existing pay and position, they are transferred to another office more than 50 miles from their current location of employment or their compensation is reduced. Severance benefits will be addressed in a later memo.

Additionally, all options and DEUs (including change of control DEUs) will become fully vested at the effective time of the merger and thereafter cancelled and cashed out at the closing of the merger at their net equity value. A separate memo will address the procedures to realize the value of your options and DEUs.

RREEF's Intention to Hire Cabot Employees
------------------------------------------

RREEF seeks to hire many Cabot employees. RREEF is impressed with the quality of the Cabot organization and shares a similar philosophy in operating industrial properties and providing high quality tenant service. Accordingly, it plans on establishing a regional office in Boston located in our current space in Center Plaza. RREEF also may hire many Cabot employees who work on Property Management in our regional offices.

RREEF plans to conduct interviews over a two-week period beginning November 5 with certain of the following personnel: (i) the accounting and information systems personnel in the Boston office, (ii) personnel in the property management department within each region, (iii) all administrative assistants within the accounting and property management departments and (iv) other interested administrative assistants. Additionally, RREEF plans to invite personnel in the asset management department and leasing group to also participate in the interview process.

Sale of Cabot Industrial Trust
October 29, 2001
Page 3



Restructuring of Cabot Advisors
-------------------------------

A group organized by Franz Colloredo-Mansfeld will establish a new company in conjunction with the sale of the Company to CalWest. The advisory contracts of Cabot Advisors will be transferred to this new company as well as the Cabot Advisors name. This new company will initially employ people within the following groups: asset management, acquisitions, development and finance and may include certain regional property management offices.

Time of Change
--------------

The closing of the sale of the Company - probably in December - will cause changes for all the people of Cabot Industrial Trust and change may be difficult for some. However, we believe that very solid employment opportunities will be available with RREEF or with Cabot Advisors for almost all of Cabot's current employees.

All Cabot employees can be proud of their time and service with Cabot, and together we have built an excellent company that has provided excellent returns to all of our stockholders and stakeholders. The value creation opportunity for our investors resulting from this transaction with RREEF is very compelling.

I want to thank all of you --- starting with the few that joined me in 1987, and the many more that came on board during the 1990's, and then the national staff that commenced with the conversion of Cabot to a public enterprise in 1998 - I thank all of your for your enormous contribution to the success of Cabot. And I wish you all continued success in the future, as you build on your proven accomplishments.